Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-169714 on Form S-8 and Registration Statement No. 333-177151 on Form S-3 of our report dated March 8, 2013 (March 14, 2014 as to the accounting for black lung obligations in Note 12, and October 10, 2014 as to the retrospective reclassifications related to the sale of oil and gas properties in the Utica Shale region described in Note 3 and changes in segment reporting related to this sale to remove the Oil and Natural Gas segment described in Note 21) relating to the consolidated financial statements of Rhino Resource Partners LP, appearing in this Current Report on Form 8-K of Rhino Resource Partners LP dated October 10, 2014.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
October 10, 2014